QuickLinks -- Click here to rapidly navigate through this document

Filed by Falconbridge Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 333-129218

FOR IMMEDIATE RELEASE ALL NUMBERS IN U.S. DOLLARS UNLESS OTHERWISE NOTED

FALCONBRIDGE ANNOUNCES APRIL 2006 NET INCOME
INCREASES 194% TO $238 MILLION

TORONTO, Ontario, May 18, 2006—Falconbridge Limited (TSX: FAL.LV; NYSE: FAL) today reported April 2006 net income of $238 million (earnings per share of $0.64 basic; $0.63 diluted). This compares with April 2005 net income of $81 million (earnings per share of $0.27 basic; $0.27 diluted).

April 2006 HIGHLIGHTS

Financial Results (unaudited)

$ millions, except per share information	April 2006	April 2005	Q1 2006	Q1 2005
Revenues	1,288	663	2,858	1,894
Income generated by operating assets*	422	165	739	459
Net income	238	81	462	176
Basic earnings per common share	0.64	0.27	1.23	0.58
Diluted earnings per common share	0.63	0.27	1.21	0.57

*
Please see the detailed definition provided under Supplemental Performance Measures on page 4

•
Revenues almost doubled to $1.3 billion from the month ended April 30, 2005
•
Achieved income from operating assets of $422 million, a 156% increase from April 2005
•
Realized net income of $238 million, a 194% increase from April 2005
•
April 2006 realized prices were significantly higher (vs. April 2005): copper was up 87%, nickel up 6%, zinc up 118%, aluminum up 22%
•
In light of the strong cash generation, will redeem the remaining outstanding Junior Preference Shares for approximately $253 million

LME Prices/lb.—April 2006 Average versus Current

LME Official Cash Price	Copper	Nickel	Zinc	Aluminum
April 2006 Avg.	$2.90	$8.14	$1.40	$1.19
Current*	$3.70	$9.63	$1.59	$1.29

*
As at May 18, 2006

COMMENTARY

        "Falconbridge's performance for the month of April further demonstrates our leverage to strong metals prices," said Derek Pannell, Chief Executive Officer of Falconbridge. "Our operations again capitalized on the higher prices with their strong performance. Our earnings leverage to current metals prices is creating the backdrop for impressive earnings and free cash flow generation. While we realize that the release of monthly results is unusual, and we will not make a habit of it, we felt it was important that shareholders understand the magnitude of the earnings that we are generating at this crucial time."

CORPORATE DEVELOPMENTS

Xstrata Offer

        On May 18, 2006, Xstrata PLC made its unsolicited offer to purchase for cash all of the outstanding common shares of Falconbridge. The Xstrata offer is conditional on the approval by Xstrata shareholders and on the receipt of all required regulatory clearances. The Falconbridge Board of Directors will evaluate the terms of the offer and provide Falconbridge shareholders with a formal response.

Inco Offer

        On May 13, 2006, Inco Limited announced an improved offer to acquire all outstanding common shares of Falconbridge. The improved offer is comprised of part cash and part Inco common shares, which when pro-rated subject to the maximum amounts offered would provide Cdn$12.50 and 0.524 of an Inco common share for each Falconbridge common share. Assuming the full pro-ration, the amended Inco offer provides Falconbridge shareholders with an additional Cdn$5.00 per common share or a total of Cdn$1.9 billion more in value compared to the original offer. Both Boards of Directors unanimously endorsed the Inco offer and the Falconbridge Board has recommended that the Company's shareholders tender their shares to the offer, which remains open for acceptance to June 30, 2006.

        The combined organization, which would be known as Inco Limited, would be one of the world's premier mining and metals companies. It would be the world's largest producer of nickel and eighth-largest producer of copper, and would also operate integrated zinc and aluminum businesses. The new company would have one of the mining industry's most attractive portfolios of low-cost, profitable growth projects and would benefit from estimated annual synergies of approximately $390 million—a revised higher estimate than the original $350 million synergies estimate due to the impact of higher metals prices.

        Inco and Falconbridge continue to work with the U.S. Department of Justice and the European Commission in connection with their respective reviews of the pending transaction.

        Statements regarding the combination of Falconbridge and Inco are subject to various risks and assumptions. See "Forward-looking Information" on page 7.

Redemption of Junior Preference Shares

        Today, Falconbridge announced its intention to redeem the remaining balance of its 9,999,701 outstanding Junior Preference Shares for a total of approximately $253 million. The Junior Preference Shares will be redeemed on June 28, 2006 under a notice of redemption to be sent to shareholders of record on May 25, 2006. Falconbridge intends to utilize its internal cash resources to fund the redemption and will have no Junior Preference Shares outstanding upon redemption.

        In accordance with the terms of the Junior Preference Shares, Falconbridge will redeem the remaining balance of shares of each series of the Junior Preference Shares as follows: 3,999,899 Junior Preference Shares, Series 1 (TSX: FAL.PR.X), 3,999,899 Junior Preference Shares, Series 2 (TSX: FAL.PR.Y), and 1,999,903 Junior Preference Shares, Series 3 (TSX: FAL.PR.Z). Each Junior Preference Share will be redeemed at a price of US$25.25 plus accrued and unpaid dividends for the period from and including March 31, 2006 to and including June 27, 2006.

        Statements regarding the redemption of Junior Preference Shares of Falconbridge are subject to various risks and assumptions. See "Forward-looking Information".

FINANCIAL RESULTS

        Revenues for the month of April of 2006 were $1,288 million, 94% higher than revenues of $663 million in the same month of 2005. The increase was mainly due to higher realized metal prices and product premiums and higher copper sales volumes and increased revenue contribution from by-product credits. Business unit revenues were 147% higher for copper, 11% higher for nickel, 278% higher for zinc and 27% higher for aluminum.

        Operating expenses were higher at $866 million in April 2006, compared to $498 million in the same month last year, primarily due to the higher value of raw material feeds and continual pressure on costs from energy and supply costs, as well as the effects of the weakening U.S. dollar. Mining, processing and refining costs increased to $275 million from $194 million in April of 2005 due to higher levels of mined and refined copper production, higher energy and supplies/consumables costs, and the impact of a weaker U.S. dollar on operating costs at all Canadian and South American operations. The average value of the Canadian dollar increased 7% to US$0.87 from US$0.81 in April of 2005.

        The value of raw material feed purchases was $537 million, compared to $260 million in April 2005, due to higher metal prices and increased custom feed processing at copper operations. Higher purchased raw materials values are recovered at the time of sale of the metals contained in the materials treated and are generally hedged at the time of purchase.

        Depreciation, amortization and accretion expense increased to $54 million from $44 million in April 2005, with $10 million of the increase being attributable to the amortization of the fair value increment related to the purchase of the former Falconbridge minority shareholders' interest and the resulting increase in the book value of the assets acquired. Net interest expense increased to $15 million from $9 million in April of last year due mostly to the impact of the junior preferred share liabilities issued pursuant to the issuer bid completed in early May 2005. Interest expense included a one-time early redemption premium of $5 million paid to the holders at the time of the partial redemption of the junior preference shares in April 2006. Minority interest in earnings of subsidiaries decreased to $1 million from $35 million largely as a result of the elimination of the former Falconbridge minority share ownership. Tax expenses recorded increased to $155 million from $24 million in April of 2005, due to the overall increase in profitability.

        Income generated by operating assets for April 2006 was $422 million, 156% higher than $165 million generated in April of 2005. Income generated by operating assets increased $242 million to $300 million in the copper business, decreased $17 million to $69 million in the nickel business, increased $47 million to $59 million in the zinc business and increased $7 million to $20 million in the aluminum business.

        For April 2006, net income totaled $238 million, or $0.64 per basic common share and $0.63 per diluted common share, 194% higher than net income of $81 million or $0.27 per basic and $0.27 per diluted common share in April 2005. Higher net income reflects higher realized metal prices, higher treatment and refining charges received at copper smelters and refineries and the impact of increased by-product revenue credits.

Supplemental Performance Measures

        The press release contains a number of measures that are not defined by generally accepted accounting principles ("GAAP"). The measures, as calculated by the Company, may not be comparable to similar measures presented by other issuers.

        Income generated from operating assets is defined as follows: net income before interest expense, net; corporate and general administration; research, development and exploration; minority interest in earnings of subsidiaries; gain, net of restructuring costs and other; and tax expense. Since this measure captures the Company's key revenues and operating expenses of assets currently in operation, income generated from operating assets is a key performance measurement that management uses to evaluate the performance of both individual assets and business units.

        Net-debt-to-capitalization ratio is calculated as follows:

(US$ millions)		April 30, 2006	Dec. 31, 2005
Long-term debt		2,545	2,598
Preferred share liabilities(1)		381	876
Debt due within one year(2)		353	353
Cash and cash equivalents		(465)	(886)

Net debt	(1)	2,814	2,941

Interests of other shareholders		57	54
Shareholders' equity		5,715	5,031
Stockholders' interests (equity)	(2)	5,772	5,085

Net debt plus capitalization	(3)=(1)+(2)	8,586	8,026

Net-debt-to-capitalization ratio	(1)/(3)	32.8%	36.7%

(1)
April 30, 2006, includes the current portion of $250 million of preferred share liabilities which will be redeemed on June 28, 2006, as announced.
(2)
April 30, 2006, excludes the current portion of $250 million of preferred share liabilities which will be redeemed on June 28, 2006, as announced.

        Management believes the presentation of this measure is relevant and useful for investors when assessing the Company's liquidity and its ability for growth and investment. This measure should not be considered an alternative to liquidity as determined under generally accepted accounting principles.

Realized Prices

(US$/lb.)	April 2006	April 2005	Q1 2006	Q1 2005
Copper	2.98	1.59	2.29	1.54
Nickel	8.02	7.54	6.84	7.03
Zinc	1.42	0.65	1.07	0.63
Aluminum	1.17	0.96	1.13	0.92

NET EARNING SENSITIVITY TO METALS PRICES

	April 2006 Realized Prices* (US$/lb.)	May 18 Current LME Prices (US$/lb.)	Change in Realized Price (US$/lb.)	Estimated Impact on Annualized 2006 Net Earnings** (US$ millions)	Estimated Impact on Annualized 2006 EPS** (US$)
Copper	$2.98	$3.70	$0.05	$37	$0.10
Nickel	8.02	9.63	$0.50	63	$0.17
Zinc	1.42	1.59	$0.05	38	$0.10
Aluminum	1.17	1.29	$0.05	19	$0.05
Lead	0.61	0.54	$0.05	6	$0.02

*
realized prices are comprised of the LME price plus the producer premium
**
based upon expected production levels and current operating costs

LIQUIDITY AND CAPITAL INITIATIVES

        Long-term debt was $2.5 billion at the end of April excluding preferred share liabilities. Falconbridge's net-debt-to-capitalization ratio stood at 32.8% at the end of April 2006, a reduction of almost 400 basis points since the end of 2005.

        Today, Falconbridge announced its plan to redeem for cash of $253 million, its remaining outstanding Junior Preference Shares on June 28, 2006. Falconbridge has benefited from high earnings and cashflow generation and will utilize existing cash balances to fund the redemption.

        For 2006, the Company's projected capital investments are approximately $315 million for sustaining capital expenditures and other smaller projects and approximately $435 million in new copper and nickel investments.

        Falconbridge maintains long-term credit arrangements and relationships with a variety of financial institutions and investors in order to facilitate its ongoing access to domestic and international financial markets to meet its funding needs. Falconbridge's future financial requirements related to debt maturities, operating costs, the projects currently under development and other capital investments will be funded primarily from a combination of existing cash balances, committed bank lines, operating cash flows, project financing and new long- and short-term borrowings. The Company's committed bank facilities, which expire in 2010, total $780 million. At April 30, 2006, these lines were essentially undrawn.

        Statements regarding future financial requirements and funding of those requirements are subject to various risks and assumptions. See "Forward-looking Information".

REVIEW OF OPERATIONS

        Copper:    Production of mined copper in concentrate for the month was 42,800 tonnes versus 35,000 tonnes during April 2005, an increase of 22% due to increased output at Antamina, Collahuasi and Kidd Creek. Refined copper production for the month was 53,200 tonnes versus 41,400 tonnes during April 2005, an increase of 29% from a year ago.

        Sales of copper in concentrate to third parties in April was 16,100 tonnes versus 18,000 tonnes during April 2005, a decrease of 11% from a year ago. Sales of refined copper for the month was 50,400 tonnes versus 37,900 tonnes during April 2005, an increase of 33% from a year ago. Realized copper premiums above LME prices were greater than $0.07/lb.

        Nickel:    Production of mined nickel in concentrate for the month was 4,100 tonnes versus 4,000 tonnes during April 2005, an increase of 3% from a year ago. Refined nickel production for the month was 7,200 tonnes versus 7,100 tonnes during April 2005. Ferronickel production for the month was 2,500 tonnes versus 2,400 tonnes during April 2005, an increase of 4% from a year ago.

        Total nickel sales for the month were 2% higher at 10,000 tonnes. Sales of refined nickel for the month was 6,900 tonnes versus 7,600 tonnes during April 2005. Sales of ferronickel for the month was 3,100 tonnes versus 2,200 tonnes during April 2005. Stainless steel production has been particularly robust in the U.S. and China, resulting in nickel cathode and melting grade premiums having risen to $0.35/lb.

        Zinc:    Production of mined zinc in concentrate for the month was 33,200 tonnes versus 41,100 tonnes during April 2005, a decrease of 19% from a year ago. Mined zinc production and sales are lower year over year due to mostly to higher copper versus zinc grades at Antamina and the closure of the Louvicourt mine in the second half of 2005. Kidd Creek refined zinc production for the month was 12,400 tonnes versus 10,900 tonnes during April 2005, an increase of 14% from a year ago. Refined lead production for the month was 7,500 tonnes versus 7,900 tonnes during April 2005.

        Sales of zinc in concentrate for the month was 56,100 tonnes versus 31,600 tonnes during April 2005, an increase of 78% from a year ago. Sales of zinc concentrate were higher during the month due to the timing of vessel shipments. Sales of refined zinc for the month was 12,300 tonnes versus 12,900 tonnes during April 2005, a decrease of 5% from a year ago. Zinc sales in North America are experiencing strong demand after the closure of a U.S. zinc smelter earlier this year and the rise in spot market premiums to US$0.08/lb. have reflected this tightness.

        Aluminum:    Primary aluminum production for the month was 20,800 tonnes versus 20,500 tonnes during April 2005, an increase of 1% from a year ago.

        Sales of primary aluminum for the month was 16,700 tonnes versus 17,700 tonnes during April 2005, a decrease of 6% from a year ago. Fabricated aluminum shipments were 15,800 tonnes versus 14,300 tonnes during the month of April 2005, an increase of 10% from a year ago. Primary aluminum and fabricated aluminum sales continue to benefit from strong mid-West U.S. demand.

SHARES OUTSTANDING

Shares Outstanding (as at May 16, 2006)

Name of Falconbridge Security	Trading Symbol	Shares Outstanding
Common Shares(1)	FAL.LV, FAL	372,619,079
Preferred Shares, Series 1	N/A	89,835
Preferred Shares, Series 2	FAL.PR.A	4,787,283
Preferred Shares, Series 3	FAL.PR.B	3,122,882
Preferred Shares, Series F	FAL.PR.F	3,246,057
Preferred Shares, Series G	FAL.PR.G	8,753,943
Preferred Shares, Series H	FAL.PR.H	6,000,000
Junior Preference Shares, Series 1(2)	FAL.PR.X	3,999,899
Junior Preference Shares, Series 2(2)	FAL.PR.Y	3,999,899
Junior Preference Shares, Series 3(2)	FAL.PR.Z	1,999,903

(1)
Falconbridge common shares trade on the Toronto and New York Stock Exchanges under the symbols FAL.LV and FAL, respectively. Falconbridge common shares also trade in U.S. dollars on the Toronto Stock Exchange under the symbol FAL.LV.U.
(2)
The Company has given notice that all outstanding junior preference shares, series 1 (FAL.PR.X), series 2 (FAL.PR.Y) and series 3 (FAL.PR.Z) will be redeemed on June 28, 2006.

FORWARD-LOOKING INFORMATION

        Certain statements contained in this News Release are forward-looking statements (as defined in applicable securities legislation). Examples of such statements include, but are not limited to, statements concerning (i) our assessment of the outlook for metal markets in 2006, (ii) Inco's offer to acquire all of the common shares of Falconbridge Limited and the benefits of such combination, (iii) Xstrata's offer to acquire all of the common shares of Falconbridge Limited and the effects of such combination (iv) our future financial requirements, including to redeem the junior preference shares, and funding of those requirements, (v) our expectations with respect to our development projects, and (vi) our production forecast for 2006. Inherent in forward-looking statements are risks and uncertainties well beyond our ability to predict or control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this News Release. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about the timing, steps to be taken and completion of Inco's offer to acquire all of our common shares, the ability to successfully compete against global metals and mining and exploration companies by creating through such a combination an enterprise of increased scale; strong demand for nickel, copper and other metals in emerging markets such as China; approximately $390 million per annum in pre-tax operating and other synergies and cost savings, and other benefits being realized based on the achievement of operational efficiencies from restructuring, integration and other initiatives relating to the combination of Falconbridge and Inco; the approvals or clearances required to be obtained by Inco and Falconbridge from regulatory and other agencies and bodies being obtained in a timely manner; divestitures required by regulatory agencies being acceptable and completed in a timely manner; there being limited costs, difficulties or delays related to the integration of the Falconbridge's operations with those of Inco; the timely completion of the steps required to be taken for the eventual combination of the two companies; business and economic conditions generally; exchange rates, energy and other anticipated and unanticipated costs and pension contributions and expenses; the supply and demand for, deliveries of, and the level and volatility of prices of, nickel, copper, aluminum, zinc and other primary metals products and other metal products Inco and Falconbridge produce; the timing of the receipt of remaining regulatory and governmental approvals for the development projects and other operations; the continued availability of financing on appropriate terms for development projects; Falconbridge's costs of production and production and productivity levels, as well as those of its competitors; market competition; mining, processing, exploration and research and development activities; the accuracy of ore/mineral reserve estimates; premiums realized over LME cash and other benchmark prices; tax benefits/charges; the resolution of environmental and other proceedings and the impact on the combined company of various environmental regulations and initiatives; assumptions concerning political and economic stability in countries or locations in which Falconbridge operates or otherwise and the ability to continue to pay quarterly cash dividends in such amounts as Falconbridge's Board of Directors may determine in light of other uses for such funds and other factors.

        Inherent in those statements are known and unknown risks, uncertainties and other factors well beyond the Company's ability to control or predict. Some of these known risks and uncertainties are outlined in filings by Falconbridge with applicable securities regulatory authorities, including in Falconbridge's annual information form. Readers are encouraged to consult such filings. While Falconbridge anticipates that subsequent events and developments may cause Falconbridge's views to change, the Company specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this news release. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not intended to represent a complete list of the factors that could affect Falconbridge and the combination of Inco and Falconbridge.

        Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL.LV). Falconbridge's website can be found at www.falconbridge.com.

        Note:    All dollar amounts are expressed in U.S. dollars unless otherwise noted. Condensed consolidated financial statements are attached.

Important Legal Information

        This communication is being made in respect of Inco Limited's proposed combination with Falconbridge Limited. Inco has filed with the U.S. Securities and Exchange Commission ("SEC") a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and amendments thereto, and, if required, will file other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F with the SEC in connection with Inco's offer and has filed and, if required, will file other documents regarding the proposed combination with the SEC.

        INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

        Investors and security holders may obtain copies of the registration statement and Inco's and Falconbridge's SEC filings free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco's media or investor relations departments. Documents filed with the SEC by Falconbridge may be obtained free of charge by contacting Falconbridge's investor relations department.

        Filings made by Inco and Falconbridge with Canadian securities regulatory authorities, including filings made in connection with the offer, are available at www.sedar.com.

Contacts:

Denis Couture
Senior Vice-President, Investor Relations,
Communications & Public Affairs
(416) 982-7020
denis.couture@falconbridge.com

Steve Douglas
Executive Vice-President and Chief Financial Officer
(416) 982-3554
steve.douglas@falconbridge.com

FALCONBRIDGE LIMITED

CONSOLIDATED STATEMENT OF INCOME

(US$ millions, unaudited)

	Month ended April 30(1)
	2006	2005
Revenues	$1,288	$663

Operating expenses
Mining, processing and refining costs	275	194
Purchased raw materials	537	260
Depreciation, amortization and accretion	54	44

	866	498

Income generated by operating assets	422	165
Interest expense, net	15	9
Corporate and general administration	8	7
Research, development and exploration	5	6
Minority interest in earnings of subsidiaries	1	35

Income before undernoted	393	108
Other expense	—	1
Tax expense	155	24

Net income from continuing operations	$238	$83
Discontinued operations, net of tax	—	2

Net income	$238	$81
Dividends on preferred shares	—	2

Net income attributable to common shares	$238	$79

Net income per common share — Basic
Continuing operations	$0.64	$0.27
Discontinued operations	—	—

Net income	$0.64	$0.27

Net income per common share — Diluted
Continuing operations	$0.63	$0.27
Discontinued operations	—	—

Net income	$0.63	$0.27

Basic weighted average number of shares — 000s	372,361	297,557
Diluted weighted average number of shares — 000s	379,774	304,535

(1)
The 2005 consolidated statement of income represents the consolidated results of Noranda Inc. which was renamed to "Falconbridge Limited" after the Amalgamation on June 30, 2005.

FALCONBRIDGE LIMITED

CONSOLIDATED BALANCE SHEETS

(US$ millions, unaudited)

	Apr. 30 2006	Mar. 31 2006	Dec. 31 2005
	(Unaudited)	(Unaudited)	(Audited)
Assets
Current assets
Cash and cash equivalents	$465	$1,000	$886
Accounts receivable	1,706	1,269	1,007
Metals and other inventories	2,087	1,788	1,708

	4,258	4,057	3,601
Operating capital assets	6,712	6,728	6,803
Development projects	1,848	1,794	1,707
Investments and other assets	292	297	307

	$13,110	$12,876	$12,418

Liabilities and Shareholders' Equity
Current Liabilities
Accounts and taxes payable	$2,033	$1,668	$1,691
Debt and preferred share liabilities due within one year (Note 1)	603	853	353

	2,636	2,521	2,044
Long-term debt	2,545	2,534	2,598
Preferred share liabilities	131	376	876
Future income taxes	1,361	1,264	1,156
Asset retirement obligation, pension and other provisions	665	651	659
Stockholders' interests:
Interests of other shareholders	57	56	54
Shareholders' equity	5,715	5,474	5,031

	$13,110	$12,876	$12,418

Note 1:	April 30, 2006 includes $250 million of junior preferred shares to be redeemed on June 28, 2006 as announced.
Note 2:
The Company has not yet finalized the allocation of the purchase cost for the acquisition of the former Falconbridge. The allocation of the purchase price related to the acquisition is still preliminary and subject to finalization.

FALCONBRIDGE PRODUCTION AND SALES VOLUMES SUMMARY FOR MONTH ENDING APRIL 30

	Copper Bus. Unit		Nickel Bus. Unit		Zinc Bus. Unit		Aluminum Bus. Unit		TOTAL	TOTAL
(tonnes or thousands of ounces)	2006 April	2005 April	2006 April	2005 April	2006 April	2005 April	2006 April	2005 April	2006 April	2005 April
PRODUCTION (contained basis)
Mine
Copper	39,964	31,728	1,948	2,861	842	416	—	—	42,754	35,005
Nickel	—	—	4,087	3,986	—	—	—	—	4,087	3,986
Ferronickel	—	—	2,462	2,446	—	—	—	—	2,462	2,446
Zinc	12,031	17,632	—	—	21,144	23,486	—	—	33,175	41,118
Lead	—	—	—	—	5,735	6,533	—	—	5,735	6,533
Bauxite	—	—	—	—	—	—	194,247	113,700	194,247	113,700
Alumina	—	—	—	—	—	—	49,271	46,504	49,271	46,504
Molybdenum	338	134	—	—	—	—	—	—	338	134
Cobalt	—	—	90	97	—	—	—	—	90	97
Silver	506	701	—	—	550	537	—	—	1,056	1,238
Smelter
Copper—anodes	51,054	50,412	—	—	—	—	—	—	51,054	50,412
Refined
Copper—cathodes	49,939	38,415	3,255	2,977	—	—	—	—	53,194	41,392
Nickel	—	—	7,206	7,118	—	—	—	—	7,206	7,118
Ferronickel	—	—	2,462	2,446	—	—	—	—	2,462	2,446
Zinc	12,410	10,877	—	—	—	—	—	—	12,410	10,877
Lead	—	—	—	—	7,499	7,881	—	—	7,499	7,881
Aluminum	—	—	—	—	—	—	20,811	20,487	20,811	20,487
Molybdenum	—	—	—	—	—	—	—	—	—	—
Cobalt	—	—	455	437	—	—	—	—	455	437
Silver	1,950	2,939	—	—	—	—	—	—	1,950	2,939
Gold	59	87	—	—	—	—	—	—	59	87
Fabricated Products
Aluminum Sheet and Foil	—	—	—	—	—	—	15,815	14,250	15,815	14,250

	Copper Bus. Unit		Nickel Bus. Unit		Zinc Bus. Unit		Aluminum Bus. Unit		TOTAL	TOTAL
(tonnes or thousands of ounces)	2006 April	2005 April	2006 April	2005 April	2006 April	2005 April	2006 April	2005 April	2006 April	2005 April
SALES(1) (payable basis)
Mine
Copper	16,053	16,093	—	1,952	—	—	—	—	16,053	18,045
Nickel	—	—	—	—	—	—	—	—	—	—
Zinc	788	4,659	—	—	55,316	26,919	—	—	56,104	31,578
Lead	—	—	—	—	2,186	1,302	—	—	2,186	1,302
Bauxite	—	—	—	—	—	—	78,968	75,818	78,968	75,818
Alumina	—	—	—	—	—	—	27,872	28,898	27,872	28,898
Molybdenum	295	159	—	—	—	—	—	—	295	159
Cobalt	—	—	—	—	—	—	—	—	—	—
Silver	112	102	—	—	117	88	—	—	229	190
Smelter
Copper—anodes	12,402	12,706	—	—	—	—	—	—	12,402	12,706
Refined
Copper—cathodes	47,144	34,107	3,231	3,765	—	—	—	—	50,375	37,872
Nickel	—	—	6,930	7,613	—	—	—	—	6,930	7,613
Ferronickel	—	—	3,117	2,201	—	—	—	—	3,117	2,201
Zinc	12,345	12,924	—	—	—	—	—	—	12,345	12,924
Lead	—	—	—	—	6,663	7,271	—	—	6,663	7,271
Aluminum	—	—	—	—	—	—	16,719	17,724	16,719	17,724
Cobalt	—	—	387	458	—	—	—	—	387	458
Silver	2,194	2,991	—	—	—	—	—	—	2,194	2,991
Gold	43	69	—	—	—	—	—	—	43	69
Fabricated Products
Aluminum Sheet and Foil	—	—	—	—	—	—	15,816	14,250	15,816	14,250
	2006 April	2005 April	Louvicourt Mine Production—2005
REALIZED PRICES(2)
Copper (US$/lb)	2.98	1.59	Not included in the above totals are Falconbridge's share of production from the now
Nickel (US$/lb)	8.02	7.54	closed Louvicourt copper/ zinc mine. The Louvicourt mine produced the following
Ferronickel (US$/lb)	6.96	7.44	volumes of metal contained in concentrate that was transferred to the Horne smelter.
Zinc (US$/lb)	1.42	0.65
Lead (US$/lb)	0.61	0.50	(Falconbridge's equity share of contained tonnes or millions of ounces)
Aluminum (US$/lb)	1.17	0.96	Production:	April 2005
Molybdenum (US$/lb)	31.47	22.34	Copper	1,335
Cobalt (US$/lb)	13.72	15.87	Zinc	758
Silver (US$/oz)	11.18	7.47	Silver	26
Gold (US$/oz)	600.77	416.22
REALIZED EXCHANGE RATE
US$ equivalent of Cdn$1.00		0.87	0.81

Note:       Production and sales figures have been restated to conform to the current year's presentation.
 Note 1:    Sales are defined as sales to third parties and are net of all intra-company transfers.
 Note 2:    Realized prices are the average from all sales across all business units

QuickLinks

FALCONBRIDGE LIMITED CONSOLIDATED STATEMENT OF INCOME (US$ millions, unaudited)
FALCONBRIDGE LIMITED CONSOLIDATED BALANCE SHEETS (US$ millions, unaudited)